Biomea Fusion, Inc.

1599 Industrial Road

San Carlos, CA 94070

August 13, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Biomea Fusion, Inc. Registration Statement on Form S-3 File No. 333-289262 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Biomea Fusion, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-289262) (the “Registration Statement”), so that it may become effective at 4:01 pm Eastern time on August 15, 2025, or as soon thereafter as practicable.

Very truly yours, BIOMEA FUSION, INC.

By:	/s/ Michael J.M. Hitchcock, Ph.D.
Name: Michael J.M. Hitchcock, Ph.D.
Title: Interim Chief Executive Officer and Director

Cc:	Maggie Wong, Goodwin Procter LLP
Alicia Tschirhart, Goodwin Procter LLP